UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information To Be Included In Statements Filed Pursuant

To § 240.13d-1(a) And Amendments Thereto Filed Pursuant To § 240.13d-2(a)

(Amendment No. 1)

LANDAMERICA FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

514936103

(CUSIP Number)

D. Michael Jones

Markel Corporation

4521 Highwoods Parkway

Glen Allen, Virginia 23260

(804) 747-0136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(continued on following pages)

SCHEDULE 13D

CUSIP No. 514936103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Markel Corporation 54-1959284
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,108,400
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 1,108,400
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.16%
14	TYPE OF REPORTING PERSON HC

The following constitutes Amendment No.1 to the Schedule 13D filed by Markel Corporation (“Markel”). This Amendment amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Updated information concerning the executive officers and directors of Markel (the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule A annexed hereto and is incorporated herein. To Markel’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds used to purchase the shares of Issuer common stock in the transactions giving rise to this Amendment was approximately $6.227 million. Markel used internally available funds to make the purchases of shares of Issuer common stock.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Markel beneficially owns 1,108,400 shares of the Issuer’s common stock, which represents approximately 7.16% of the outstanding shares of the class. The percentage calculation is based on 15,478,019 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. The ownership of the Issuer’s common stock by the Listed Persons is provided on Schedule A annexed hereto and is incorporated herein.

(c) Schedule B annexed hereto lists all transactions in the Issuer’s common stock during the past 60 days by Markel. All transactions were effected in the open market.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2008

Markel Corporation

By:	/s/ D. Michael Jones
Name:	D. Michael Jones
Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

Name	Position and Present Principal Occupation	Shares of Issuer’s Common Stock Owned
Alan I. Kirshner	Chairman of the Board and Chief Executive Officer, Markel Corporation	-0-
Anthony F. Markel	Vice Chairman of the Board, Markel Corporation	-0-
Steven A. Markel	Vice Chairman of the Board, Markel Corporation	18,600*
J. Alfred Broaddus, Jr.	Director, Markel Corporation; Private Investor; Retired President, Federal Reserve Bank of Richmond	-0-
Douglas C. Eby	Director, Markel Corporation; Chairman and Chief Executive Officer, TimePartners LLC	-0-
Leslie A. Grandis	Director, Markel Corporation; Partner, McGuireWoods LLP	-0-
Stewart M. Kasen	Director, Markel Corporation; Retired President, S&K Famous Brands, Inc.	-0-
Lemuel E. Lewis	Director, Markel Corporation; Retired Executive Vice President and Chief Financial Officer, Landmark Communications, Inc.	-0-
Jay M. Weinberg	Director, Markel Corporation; Chairman Emeritus, Hirschler Fleischer	-0-
Thomas S. Gayner	Executive Vice President and Chief Investment Officer, Markel Corporation	-0-
Paul W. Springman	President and Chief Operating Officer, Markel Corporation	-0-
Richard R. Whitt, III	Senior Vice President and Chief Financial Officer, Markel Corporation	-0-

*	Includes 3,000 shares which Mr. Markel has the right to acquire at prices of $35.00-$40.00 per share upon exercise of call options in the next 60 days.

Each of the above named persons is a U.S. citizen.

The principal business address for each of the persons listed above is c/o Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060.

Schedule B

Purchases of Issuer Common Stock

by Markel Corporation in the past 60 days

Date	Number of Shares Purchased	Purchase Price per Share
June 9, 2008	300	$35.00	*
June 10, 2008	19,800	$35.00	*
June 11, 2008	86,100	$35.00	*
June 12, 2008	9,000	$35.00	*
June 13, 2008	62,500	$35.00	*
June 18, 2008	200	$35.00	*

*	Shares acquired upon exercise of put options by counterparties thereto.